

Hil Davis · 3rd

CEO at Digital Brands Group

Dallas, Texas, United States · 500+ connections · **Contact info**

 **Digital Brands Group**

Rhodes College

Experience



CEO

Digital Brands Group

Mar 2018 – Present · 2 yrs 9 mos

Greater Los Angeles Area

We are a portfolio of digital first brands. Current brands are DSTLD (dstld.com) and ACE Studios (acesuits.com).



CEO

BeautyKind

Oct 2013 – Jan 2018 · 4 yrs 4 mos

Greater Los Angeles Area

A digital first prestige beauty retailer that gives back 5% of every customer's purchase to the charity of the customer's choice. BeautyKind unites causes, commerce and community throug beauty. First retailer to offer the major beauty brands for retail since 1999.



Founder, CEO

J.Hilburn

Jan 2007 – Sep 2013 · 6 yrs 9 mos

Dallas, TX

Created and built J.Hilburn from zero to $55 million in revenues in six years. Largest custom men's clothier in the world. We made 100,000+ custom shirts a month.

Research Analyst: Consumer
Citadel Investments
Jan 2006 – Dec 2006 · 12 mos
Greater Chicago Area

Covered restaurant and footwear publicly traded stocks



Research Analyst: Restaurants
SunTrust
Jan 2004 – Dec 2005 · 2 yrs
Greater Atlanta Area

Covered publicly traded restaurant stocks

Education



Rhodes College
Bachelor's Degree
1995



The Culinary Institute of America

